[COHOES BANCORP, INC. LOGO]                    [HUDSON RIVER BANCORP, INC. LOGO]

Dear Shareholders, Customers, Future Customers and Friends:

     Cohoes Bancorp and Hudson River Bancorp are strongly committed to our merger of equals.

     We are concerned that our shareholders and the public are being misled and deceived.

     We can't possibly address everything in one communication, so let's get to the heart of the matter.

MYTH                                    REALITY
--------------------------------------- ----------------------------------------
1. TrustCo wants to buy our banks.      1. We believe TrustCo wants to
                                           sabotage our merger in order to
                                           prevent increased competition in
                                           this community.
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2. Our banks are for sale.              2. We are not selling our banks
                                           separately, especially not at the
                                           inadequate prices suggested by
                                           TrustCo. It is our belief that our
                                           combined franchise is worth far
                                           more together than either of us is
                                           worth independently.
--------------------------------------- ----------------------------------------
3. Our shareholders would financially   3. TrustCo stock has been declining or
   benefit from TrustCo's takeover.        stagnant for over 18 months. It was
                                           valued at $15.00/share as of
                                           December 31, 1998. It was valued at
                                           $11.94/share on July 11, 2000. We
                                           believe that the TrustCo stock is
                                           still over-valued, and that there
                                           are several conditions to TrustCo's
                                           offers which will not be satisfied.
--------------------------------------- ----------------------------------------
4. Competition would be enhanced by a   4. A TrustCo takeover would stifle
   TrustCo takeover of our banks.          competition among community banks
                                           in the Capital Region and allow
                                           TrustCo to charge higher fees.

TrustCo has not successfully acquired another bank in the Capital Region in more than nine years, the hottest period of bank merger activity in recent memory. Four years ago they failed to complete a takeover of another bank. HERE THEY GO AGAIN.

We urge everyone to become as informed as possible about the facts. Please call us if you would like more information.

Yours truly,

/s/ Harry L. Robinson                   /s/ Carl A. Florio
--------------------------------------- ----------------------------------------
Harry L. Robinson                       Carl A. Florio
President and CEO                       President and CEO
Cohoes Bancorp                          Hudson River Bancorp
(518) 233-6565                          (518) 828-4600

   This letter may  contain  forward-        Hudson    River    has   filed   a
looking statements within the meaning Registration Statement on Form S-4 of the Private Securities Litigation concerning the merger with the United Reform Act of 1995 that involve risk States Securities and Exchange and uncertainty. It should be noted Commission which includes the joint that a variety of factors could cause merger proxy statement/prospectus the combined company's actual results being provided to shareholders. In and experience to differ materially addition, Hudson River and Cohoes from the anticipated results or each intend to file a Solicitation/ expectations expressed in the Recommendation statement with the combined company's forward-looking United States Securities and Exchange
statements.                               Commission  in response to the Tender
                                          Offer   Statement   to  be  filed  by
   The risks and  uncertainties  that     TrustCo   Bank   Corp  NY.   WE  URGE
may    affect     the     operations,     INVESTORS  TO  READ  THESE  DOCUMENTS
performance, development, growth BECAUSE THEY CONTAIN IMPORTANT projections and results of the INFORMATION. Investors are currently combined company's business include, able to obtain the Form S-4 but are not limited to, the growth of Registration Statement and will be the economy, interest rate movements, able to obtain the Solicitation/ timely development by the combined Recommendation Statement of each company of technology enhancements company when filed, free of charge at for its products and operating the SEC's website, www.sec.gov. In systems, the impact of competitive addition, documents filed with the products, services and pricing, SEC by Cohoes are available free of customer based requirements, charge from the Secretary of Cohoes
Congressional            legislation,     at  75  Remsen  Street,  Cohoes,  New
acquisition cost savings and revenue York 12047, telephone (518) enhancements and similar matters. 233-6500. Documents filed with the Readers are cautioned not to place SEC by Hudson River are available undue reliance on forward-looking free of charge from the Secretary of
statements   which  are   subject  to     Hudson   River  at  One  Hudson  City
influence  by the named risk  factors     Centre,   Hudson,   New  York  12534,
and   unanticipated   future  events.     telephone (518) 828-4600.
Actual  results,   accordingly,   may
differ   materially  from  management        Cohoes and Hudson  River and their
expectations.                             respective  directors  and  executive
                                          officers   may   be   deemed   to  be
   Cohoes  and  Hudson  River  do not     participants  in the  solicitation of
undertake, and specifically disclaim, proxies to approve the Merger. any obligation to publicly release INFORMATION ABOUT THE PARTICIPANTS the results of any revisions which MAY BE OBTAINED THROUGH THE SEC'S may be made to any forward-looking WEBSITE FROM THE S-4 REGISTRATION statements to reflect the occurrence STATEMENT FILED WITH THE UNITED of anticipated or unanticipated STATES SECURITIES AND EXCHANGE
events  or  circumstances  after  the     COMMISSION   ON  JUNE  26,  2000,  as
date of such statements.                  amended.